================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                               For August 26, 2002

                              IONA Technologies PLC
             (Exact name of registrant as specified in its charter)

                       Ireland                       98-0151465
           (State or other jurisdiction of       (I.R.S. employer
            incorporation or organization)       identification no.)

                  The IONA Building                     None
             Shelbourne Road, Ballsbridge            (Zip code)
                  Dublin 4, Ireland

       (Address of principal executive offices)

                              (011) 353-1-637-2000
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]              Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

4
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
        --------
AVS No.  252085
        --------

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------
1. Name of company                        2. Name of director

   IONA TECHNOLOGIES PLC                     JOHN CONROY
------------------------------------------------------------------------------
3. Please state whether notification      4. Name of registered holder(s) and,
   indicates that it is in respect of        if more than one holder, the number
   holding of the shareholder named in       of shares held by each of them.
   2 above or holding of that person's
   spouse or children under the age of
   18 or in respect of a non-beneficial
   interest

   PERSON NAMED IN 2 ABOVE                   JOHN CONROY
------------------------------------------------------------------------------
5. Please state whether notification      6. Please state the nature of the
   relates to a person(s) connected          transaction. For PEP transactions
   with the director named in 2 above        please indicate whether general/
   and identify the connected person(s)      single co PEP and if discretionary/
                                             non discretionary

   NO                                        ACQUISITION OF SHARES
------------------------------------------------------------------------------
7. Number of shares/    8. Percentage of  9. Number of shares/ 10. Percentage
   amount of stock         issued class      amount of stock       of issued
   acquire                                   disposed              class

   10,000                  0.03097
------------------------------------------------------------------------------
11. Class of security   12. Price per     13. Date of          14. Date of
                            share             transaction          company
                                                                   informed

    ORDINARY/ADRs           US$2.13           31 JULY 2002         31 JULY 2002
------------------------------------------------------------------------------
15. Total holding following notification  16. Total percentage holding of issued class following this
                                              notification

    13,000                                    0.04026
------------------------------------------------------------------------------

If a director has been granted options by the company please complete the following boxes.

------------------------------------------------------------------------------
17. Date of grant                         18. Period during which or date on
                                              which exercisable
------------------------------------------------------------------------------
19. Total amount paid (if any) for        20. Description of shares or
    grant of the option                       debentures involved: class,
                                              number
------------------------------------------------------------------------------
21. Exercise price (if fixed at time      22. Total number of shares or
    of grant) or indication that price        debentures over which options
    is to be fixed at time of exercise        held following this notification
------------------------------------------------------------------------------
23. Any additional information            24. Name of contact and telephone
                                              number for queries

                                              DONAL MORIARTY
                                              IONA TECHNOLOGIES (01) 637 2000
------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

    Date of notification   31 JULY 2002     /s/ Donal Moriarty
                                                Assistant Secretary
------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               IONA Technologies PLC

Date: August 26, 2002                          By:  /s/ Barry S. Morris
                                                    -----------------------
                                                    Barry S. Morris
                                                    Chief Executive Officer
                                                    and Director